Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:
Stephen D. Axelrod, CFA
John Pougnet, CEO	Alisa Steinberg (Media)
XELR8 Holdings, Inc.	Wolfe Axelrod Weinberger Assoc. LLC
(303) 316-8577	(212) 370-4500
CEO@xelr8.com	steve@wolfeaxelrod.com
alisa@wolfeaxelrod.com

XELR8 HOLDINGS ANNOUNCES SECOND QUARTER AND SIX MONTHS FINANCIAL RESULTS

— Net Sales Show Sequential Increase of 44% Compared to First Quarter —

— Number of Participants at Quarter End was in Excess of 10,000 —

— Management to Host Conference Call Today at 11:00 a.m. ET —

DENVER, Colo. - August 5, 2008 — XELR8 Holdings, Inc. (AMEX: BZI), a provider of functional foods, beverages and nutritional supplements, announced today its financial results for the three and six months ended June 30, 2008.

Financial and operational highlights for second quarter and six months:

•                  Revenues increased 64% in the quarter and 71% in the six months period

•                  Gross profit was $1.8 million in the quarter and $3.0 million during the six months period, improvements of 72% and 88% respectively compared to same periods one year ago

•                  Growth in participants was 10,634 as of June 30, 2008, an 18% increase from Q1

•                  Cash and cash equivalents were $2.3 million as of June 30, 2008

Total revenue for the second quarter ended June 30, 2008 was $2.3 million, a 64% increase compared to total revenue of $1.4 million for the second quarter ended June 30, 2007. Gross profit grew to $1.8 million for the three months ended June 30, 2008, up 72% from $1.0 million in the prior year period. Gross margin in the quarter was 77%, an improvement from 74% in the same quarter one year ago, due to increased sales of Bazi, which carries a higher gross margin compared to the legacy products. Net loss for the three months ended June 30, 2008, decreased 30% to $0.61 million, or $(0.04) per share, compared to a loss of $0.88 million, or $(0.06) per share, in the prior year.

Total revenue for the six months ended June 30, 2008 was approximately $3.9 million, an increase of 71% compared to total revenue of $2.3 million for the six months period ended June 30, 2007. Gross profit improved to $3.0 million for the six months ended June 30, 2008, up 88% from $1.6 million in the prior year period. Gross margin in the six months period was 77%, an improvement from 70% in the same period one year ago, due to increased sales of Bazi, which carries a higher gross margin compared to the legacy products. Net loss for the six months ended June 30, 2008, decreased 39% to $1.36 million, or $(0.09) per share, compared to a loss of $2.24 million, or $(0.18) per share, in the prior year period.

- More -

The Company continues to remain well capitalized. As of June 30, 2008, cash and cash equivalents were approximately $2.3 million and the Company continues to be debt free. Net cash used by operating activities was minimal with $0.21 million used during the second quarter and $0.41 used during the six months period.

“I am pleased to report another record quarter,” said Mr. John Pougnet, Chief Executive Office of XELR8.  “During the second quarter the company experienced growth on multiple levels. Most importantly our participants exceeded a key level of 10,000. The number of participants was comprised of a growth in distributors to 6,264 and customers to 4,370, both showing sequential increases of 17% and 18% respectively in comparison to the first quarter figures.”

Mr. Pougnet continued, “Bazi represented 92% of sales in the second quarter and continues to be a valued product for our distributors. Bazi has proved to be well worth the Company’s investment and we are delighted to continually offer incentives and bonuses to our distributors for their attainment of significant sales growth in the product. We believe that recent sales promotions have assisted in our sales growth, including the most recent one: ‘XELR8 to a Million’. “

“We will continue to invest into the business by offering incentive programs in order to strengthen our distribution network as well as seek ways to expand it. We continue to remain highly focused on attaining profitability and believe we are near our goal of achieving positive cash flow,” concluded Mr. Pougnet.

There will be a conference call today at 11:00 a.m. ET with the investment community, featuring John Pougnet, Chief Executive Officer of XELR8 Holdings, Inc. Interested parties may participate in the call by dialing 877-407-8293; international callers dial 201-689-8349. In addition, a replay of the conference call will be available approximately two hours after the call has ended. The replay can be accessed at: www.xelr8tools.com/Media/ConfCall080508.mp3 and will be archived for 30 days.

About XELR8 Holdings, Inc.

XELR8 Holdings, Inc. is a provider of nutritional foods and beverages designed to help enhance physical health and overall performance. XELR8 has developed a comprehensive line of nutritional supplements and functional foods designed in systems that are easy to take, simple to understand, and conveniently fit within a lifestyle. These include the Company’s Eat/Drink/Snack System; Peak Performance System; and its newest market entry, Bazi™, a powerful, concentrated, antioxidant (Vitamins A, C & E) nutritional drink packed with eight different super fruits and berries, including the Chinese jujube plus 12 vitamins and 68 minerals, providing all the daily vitamins and minerals you need in a single, convenient, one-ounce shot.

XELR8’s commitment to quality, science and research has earned the Company a loyal following of over 350 world-class athletes and an elite list of endorsers, such as 3-time World Series Champion Curt Schilling, five-time Cy Young Award Winner Randy Johnson; Super Bowl Champions Mike Alstott, Lawyer Milloy and Head Coach Mike Shanahan; professional football superstar Cadillac Williams; Olympians Briana Scurry and Caroline Lalive; Stanley Cup Winner Blake Sloan; and PGA Tour Professional Tom Pernice, Jr. XELR8 products are only available through independent distributors located throughout the nation. For more information about XELR8, please visit www.xelr8.com or www.drinkbazi.com .

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including prospects for XELR8’s distribution network. Actual results may differ from those discussed in such forward-looking statements. These forward-looking statements include risks and uncertainties that include the Company’s ability to attract and retain distributors; changes in demand for the Company’s products; changes in the level of operating expenses; changes in general economic conditions that impact consumer behavior and spending; product supply; the availability, amount, and cost of capital for the Company; and the Company’s use of such capital. More information about factors that potentially could affect the Company’s financial results is included in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-KSB for the year ended December 31, 2007 and all subsequent filings. Certain statements in this release regarding the Company’s agreements are in accordance with the guidelines established by the Federal Trade Commission for endorsements in advertising.

- Financial Tables to Follow -

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2008	2007
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,263,673	$2,245,858
Accounts receivable, net of allowance for doubtful accounts of $10,130 and $12,231, respectively	2,390	7,460
Inventory, net of allowance for obsolescence of $181,256 and $189,403, respectively	322,478	370,843
Prepaid expenses and other current assets	498,172	329,015
Total current assets	3,086,713	2,953,176

Intangible assets, net	17,345	17,959
Property and equipment, net	57,201	81,405

Total assets	$3,161,259	$3,052,540

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,283,923	$832,697
Short-term note payable	—	—

Total Liabilities	1,283,923	832,697

Commitments and Contingencies

SHAREHOLDERS’ EQUITY:
Preferred stock, authorized 5,000,000 shares, $.001 par value, none issued or outstanding	—	—
Common stock, authorized 50,000,000 shares, $.001 par value, 15,697,170 and 15,197,170 shares issued and outstanding respectively	15,697	15,197
Additional paid in capital	23,715,986	22,696,657
Accumulated (deficit)	(21,854,347)	(20,492,011)

Total shareholders’ equity	1,877,336	2,219,843

Total liabilities and shareholders’ equity	$3,161,259	$3,052,540

- More -

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

Three and Six Months Ended June 30, 2008 and 2007

	For the Three Months Ended		For the Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Net sales	$2,276,415	$1,386,395	$3,854,199	$2,255,470
Cost of goods sold	523,482	366,939	883,060	672,531
Gross profit	1,752,933	1,019,456	2,971,139	1,582,939

Operating expenses:
Selling and marketing expenses	1,614,161	967,853	2,704,953	1,597,119
General and administrative expenses	752,173	937,289	1,621,058	1,786,810
Research and development expenses	2,087	4,517	2,512	5,130
Depreciation and amortization	11,844	22,497	23,687	34,276
Total operating expenses	2,380,265	1,932,156	4,352,210	3,423,335

Net (loss) from operations	(627,332)	(912,700)	(1,381,071)	(1,840,396)
Other income (expense)
Interest income	14,358	31,917	33,636	35,043
Other expenses	—	—	(13,770)	—
(Loss) on disposal of asset	—	—	(1,130)	—
Interest (expense)	—	—	—	(439,537)

Total other income (expense)	14,358	31,917	18,736	(404,494)

Net (loss)	$(612,974)	$(880,783)	$(1,362,335)	$(2,244,890)

Net (loss) per common share
Basic and diluted net (loss) per share	$(0.04)	$(0.06)	$(0.09)	$(0.18)

Weighted average common shares outstanding, basic and diluted	15,697,170	14,603,763	15,515,851	12,699,948

- More -

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

Six Months Ended June 30, 2008 and 2007

	June 30	June 30
	2008	2007
Cash flows from operating activities:
Net income (loss)	$(1,362,335)	$(2,244,890)
Adjustments to reconcile
Depreciation and amortization	23,687	34,276
Loss on disposal of asset	1,130	—
Stock and stock options issued for services	566,856	1,011,132
Expense related to anti-dilution of warrants	13,770	—
Interest expense and amortization related to bridge loan financing	—	428,889
Change in allowance for doubtful accounts	(2,101)	5,629
Change in allowance for inventory obsolescence	(8,147)	41,661
Change in allowance for product returns	26,147	30,866
Changes in assets and liabilities:
Accounts receivable	7,171	(8,835)
Inventory	56,512	16,634
Other current assets	(169,157)	(17,601)
Accounts payable and accrued expenses	425,079	239,415
Net cash (used) by operating activities	(421,388)	(462,824)

Cash flows from investing activities:
Proceeds from maturity of investments	—	—
Capital expenditures	—	(10,408)
Net cash (used) by investing activities	—	(10,408)

Cash flows from financing activities:
Proceeds from bridge loan financing	—	250,000
Repayments of bridge financing	—	(500,000)
Issuance of common stock	439,203	3,632,834
Net cash provided from financing activities	439,203	3,382,834

NET INCREASE (DECREASE) IN CASH	17,815	2,909,602
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	2,245,858	76,147
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$2,263,673	$2,985,749

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid for interest	$—	$13,425
Stock issued for satisfaction of accrued compensation expense	$—	$540,000
Deferred offering costs applied against proceeds from offering	$—	$25,000

###